UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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 FORM SD
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Specialized Disclosure Report

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CIRRUS LOGIC, INC.
(Exact name of registrant as specified in its charter)

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DELAWARE	0-17795
(State or other jurisdiction of incorporation)	(Commission File Number)
800 W. 6th Street, Austin, TX 78701
(Address of principal executive offices)
Registrant’s telephone number, including area code: (512) 851-4000

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

SECTION 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Cirrus Logic, Inc. (the “Company”) has evaluated its current product lines and determined that certain products that we manufactured, or contracted to manufacture, during calendar year 2025 use “conflict minerals” that are necessary to the functionality or production of those products. Conflict minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (the “3TG” minerals). The Company conducted a good faith reasonable country of origin inquiry regarding those 3TG minerals to determine whether any of the 3TG minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (the “Covered Countries”), and whether any of the 3TG minerals may be from recycled or scrap sources. Based on its inquiry, the Company undertook due diligence on the source or chain of custody of its 3TG minerals and filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Company’s Conflict Minerals Report, along with a copy of this Form SD, is publicly available online at www.cirrus.com/company/quality/corporate-compliance in the Corporate Compliance section of our website.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.
SECTION 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
SECTION 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this Report:

•Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIRRUS LOGIC, INC.

Date: May 21, 2026	By:	/s/ Gregory S. Thomas
	Name:	Gregory S. Thomas
	Title:	Executive Vice President, General Counsel